Exhibit 99(e)(8)

Non-binding unofficial translation into English for information purposes only. Original in French.

Form of Terms relating to the Warrants (BSA) Awarded to Company Independent Directors

[1] Each BSA (warrant) shall give its holder the right to purchase one share of the Company’s common stock with a par value of 1 euro each, at a subscription price equal to the greater of the following two values: (i) the average closing price for the Company’s shares on Eurolist, or any other regulated market substituted in place of Eurolist, and (ii) the closing price for the Company’s shares on Eurolist, or any other regulated market substituted in place of Eurolist, as determined on the last trading day preceding the date of this meeting.

[2] BSAs will have a term of [four/ten] years as from their issuance by this shareholders’ meeting.

[3] The calendar for exercising the BSAs shall be as follows:

- one third of the BSAs may be exercised beginning [one year after their issuance].

- then, as to the balance, up to one third at the expiration of each year following [the expiration of the first year], for a period of twenty four months,

- at the latest [four/ten] years after their issuance, it being specified that any BSAs that have not been exercised at the expiration of this period of [four/ten] years shall automatically expire,

[4] If a director ceases to exercise his/her functions, any BSAs that are exercisable must be so exercised within 90 days after the date on which the duties of such person ceased, it being specified however that any BSAs which, as the case may be, are not exercisable at the date on which the person ceases to be a director shall terminate automatically, and further, that the 90-day period set forth above shall not cause the BSAs to be remain validly exercisable beyond the [four/ten]-year period set forth above.

[5] As an exception to the foregoing, that in case of acquisition by one or more shareholders or third parties, acting alone or in concert, of a number of shares allowing for the shareholder(s) or third party(ies) to control the Company within the meaning of Article L. 233-3 of the French Commercial Code (hereafter, an “Event”) and if the holder of the BSAs should be revoked or not renewed in his or her duties of director within a period of six (6) months following the date on which the Event occurs, the exercise calendar applicable to the BSAs shall be accelerated such that the holder may exercise, no later than ninety (90) days after the date on which the person’s duties ceased as described above, the number of BSAs that he or she would have been entitled to exercise at the expiration of a period of two (2) years as from the Event had the person continued to be a director and whose appointment was renewed, it being specified that the period of ninety (90) days above shall not cause the BSAs to be remain validly exercisable beyond the [four/ten]-year period set forth above.

[6] Adjustments to be made in the event of changes in the share capital.